UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 21, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Reports Third Quarter 2011 Financial Results" (the "Press Release"). The financial statements tables included in the Press Release are hereby incorporated by reference into the Registrant’s registration statement on Form S-8 (File No. 333-171435) and into the Registrant's registration statement on Form F-3 (File No. 333-176645).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Reports Third Quarter 2011 Financial Results

Tirat Carmel, Israel – November 21, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED)("D. Medical" or the "Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced financial results for the three and nine months ended September 30, 2011.  Results were characterized by the Company's initial execution of its low risk and low cost strategy of introducing and promoting the "Spring" brand name to and across various target markets - including the United States, Canada and Europe initially via the commercial roll out of its Spring Universal Infusion Sets.

Third Quarter Highlights:

•
In July 2011, the Company’s subsidiary, Spring Health Solutions Ltd., signed a non-binding letter of intent with Dex Medical, Canada's largest distributor of diabetes care products, to become exclusive distributor of the Spring™ Universal infusion Set in Canada.

•
In August 2011, D. Medical showcased the Company's Spring™ Universal Infusion Set, Spring Zone Insulin Pump and Spring Hybrid Patch Pump products at the American Association of Diabetes Educators 2011 Annual Meeting & Exhibition in Las Vegas, NV.

•
In August 2011, the Company’s subsidiary, Spring Health Solutions Inc., signed a non-exclusive distribution agreement with RGH Enterprises, Inc., the parent company of Edgepark Medical Supplies and Independence Medical, for the distribution of its Spring™ Universal Infusion Sets in the United States.

•	In August 2011, D. Medical held its Annual General Meeting of shareholders where all proposals, with the exception of Proposal 6 (amendment to outstanding warrants of the Company), were approved.
•	In August 2011, D. Medical closed the sale of its holdings in its publicly held subsidiary, NextGen Biomed Ltd.
•
In September 2011, the Company announced that it had initiated a performance improvement program, including the reduction of staff, mainly engaged with manufacturing activities at its operations in Israel, designed to improve the Company's financial performance in the short- and medium-term periods. The Company does not expect to incur any significant costs relating to the implementation of this program.

•
In September 2011, the Company announced that its shelf prospectus in Israel had gone effective. The Shelf Prospectus is valid for a period of two years and may be used by the Company to raise capital or debt in the future through the issuance of shares (including pursuant to the SEDA entered into with Yorkville), bonds, convertible bonds and/or warrants to purchase shares or bonds, at the discretion of the Company, subject to a supplemental shelf offering report in which the Company would describe the specific details of the offering, including the terms of the securities offered.

Financial Results:

The unaudited selected consolidated financial statements presented below were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.712 to US$1.00, the representative rate of exchange as of September 30, 2011 as published by the Bank of Israel.

Sales for the nine months ended September 30, 2011 and 2010 amounted to NIS 1,145 thousand (US$ 308 thousand) and NIS 1,264 thousand (US$ 341 thousand), respectively. The decrease of sales was mainly attributable to the lengthening of the logistic procedures in the US and to the early termination of manufacturing in Israel as part of the performance improvement plan. Sales for the three months ended September 30, 2011 and 2010 amounted to NIS 305 thousand (US$ 82 thousand) and nil, respectively. Sales in the third quarter of 2010 did not meet the company's sales recognition criteria.

Cost of sales for the nine months ended September 30, 2011 and 2010 amounted to NIS 8,402 thousand (US$ 2,263 thousand) and NIS 4,873 thousand (US$ 1,313 thousand), respectively. Cost of sales for the three months ended September 30, 2011 and 2010 amounted to NIS 2,377 thousand (US$ 640 thousand) and NIS 2,144 thousand (US$ 578 thousand), respectively. The increase was mainly attributable to the preparation of the aforementioned UPG production line in China and the training of new staff.

R&D expenses for the nine months ended September 30, 2011 and 2010 amounted to NIS 12,904 thousand (US$ 3,476 thousand) and NIS 7,724 thousand (US$ 2,081 thousand), respectively. R&D expenses for the three months ended September 30, 2011 and 2010 amounted to NIS 4,958 thousand (US$ 1,336 thousand) and NIS 3,671 thousand (US$ 989 thousand), respectively. The increase was mainly attributable to the development of the second generation of the Adi pump, the Spring Zone Pump and the Spring Hybrid Patch Pump.

General and Administration expenses for the nine months ended September 30, 2011 and 2010 amounted to NIS 9,154 thousand (US$ 2,466 thousand) and NIS 6,776 thousand (US$ 1,825 thousand), respectively. General and Administration expenses for the three months ended September 30, 2011 and 2010 amounted to NIS 3,017 thousand (US$ 813 thousand) and NIS 2,287 thousand (US$ 616 thousand), respectively. The increase was mainly due to the additional costs related to the company being traded in the NASDAQ in addition to the TASE.

D. Medical’s comprehensive loss for the nine months ended September 30, 2011 and 2010 amounted to NIS 32,388 thousand (US$ 8,725 thousand) or NIS 3.70 (US$ 1.00) per share and NIS 31,148 thousand (US$ 8,391 thousand) or NIS 4.66 (US$ 1.26) per share, respectively. Comprehensive loss for the three months ended September 30, 2011 and 2010 amounted to NIS 7,923 thousand (US$ 2,134 thousand) or NIS 0.97 (US$ 0.26) per share and NIS 9,945 thousand (US$ 2,679 thousand) or NIS 1.28 (US$ 0.34) per share, respectively.  Comprehensive loss includes loss from discontinued operations for the nine months ended September 30, 2011 and 2010 of NIS 64 thousand (US$ 17 thousand) and NIS 7,553 thousand (US$ 2,034 thousand), respectively. The discontinued operation is related to the sale the publicly held subsidiary, NextGen Biomed Ltd.

"While our financial statements continue to reflect the very initial stages of commercialization of our Spring™ Universal Infusion Sets in the United States and Canada, the early interest shown by patients, doctors and Diabetes educators in this breakthrough product continues to be high,” said Efri Argaman, D. Medical’s Chief Executive Officer.  “Accordingly, we remain hopeful that the business will start to generate meaningful and growing revenues toward the end of 2011.”

As of September 30, 2011, D. Medical had cash and cash equivalents of NIS 9,690 thousand (US$ 2,610 thousand).

Main Events Subsequent to Quarter-End:
In October 2011, the Company received a judgment that pursuant to which Mr. Shekalim's shares in Spring Set were converted into 73,148 ordinary shares of the Company (representing approximately 0.9% of the Company's ordinary shares following the issuance), in accordance with the terms of an agreement entered into between the Company, Spring Set and Mr. Shekalim in 2008. Following the Conversion, Mr. Shekalim is no longer a member of the board of directors of Spring Set which became a wholly owned subsidiary of the Company.

On November 18, 2011, the Company's shelf registration statement was declared effective by the U.S. Securities and Exchange Commission.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medical does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries Ltd.
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212-618-6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations:

Michal Efraty
T: +972-3-6950380
M: +972-52-3044404
michal@efraty.com

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NIS in thousands

			Convenience translation into US$ (in thousands)
	September 30,	December 31,	September 30,
	2011	2010	2011
	(Unaudited)	(Audited)	(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	9,690	35,085	2,610
Short term deposits	301	3,769	81
Trade and other receivables:
Trade accounts receivable	452	322	122
Other	2,095	1,904	564
Inventory	2,441	2,494	658
T o t a l current assets	14,979	43,574	4,035

NON-CURRENT ASSETS :
Property and equipment, net	3,810	3,815	1,026
Intangible assets, net	10,098	13,505	2,720
Long-term receivables	567	693	153
T o t a l non-current assets	14,475	18,013	3,899
T o t a l assets	29,454	61,587	7,934

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	2,332	3,726	628
Other	2,596	3,161	699
T o t a l current liabilities	4,928	6,887	1,327
NON-CURRENT LIABILITIES:
Provision for royalties to the Israeli Office of Chief Scientist	6,001	5,236	1,616
Liability for severance pay - net	48	76	13
T o t a l non-current liabilities	6,049	5,312	1,629
T o t a l liabilities	10,977	12,199	2,956
EQUITY:
Equity attributable to owners of the parent:
Share capital - issued and outstanding -
December 31, 2010 – 7,777,436 shares September 30, 2011 - 7,821,506 shares
Ordinary shares	2,563	2,549	690
Share premium and other reserves	228,987	227,015	61,688
Warrants and equity portion of convertible debt	3,048	3,048	821
Accumulated losses	(215,052)	(186,168)	(57,934)
	19,546	46,444	5,265
Non-controlling interest	(1,069)	2,944	(287)
T o t a l equity	18,477	49,388	4,978
T o t a l liabilities and equity	29,454	61,587	7,934

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data (Continued) - 1

						Convenience translation into US$ (in thousands)
						Three months	Nine months
	Three months ended September 30		Nine months ended September 30		Year ended December 31,	ended September 30	ended September 30
	2011	2010	2011	2010	2010	2011	2011
	(Unaudited)				(Audited)	(Unaudited)
CONTINUING OPERATIONS:
Sales-net	305	-	1,145	1,264	1,264	82	308
Cost of sales	2,377	2,144	8,402	4,873	9,085	640	2,263
Gross loss	2,072	2,144	7,257	3,609	7,821	558	1,955
Research and development expenses	4,958	3,671	12,904	7,724	13,689	1,336	3,476
Selling and marketing expenses	946	1,087	2,660	2,409	2,962	255	717
General and administrative expenses	3,017	2,287	9,154	6,776	9,737	813	2,466
Other (income) expenses - net	(27)	(367)	(255)	(265)	(867)	(7)	(68)
Operating loss	10,966	8,822	31,720	20,253	33,342	2,955	8,546

Finance income	(231)	(54)	(455)	(177)	(243)	(63)	(123)
Fair value losses on warrants at fair value through profit or loss	-	-	-	2,469	2,469	-	-
Finance costs	807	648	1,059	1,050	2,275	217	285
Finance costs - net	576	594	604	3,342	4,501	154	162
LOSS FOR THE PERIOD FROM CONTINUED OPERATIONS	11,542	9,416	32,324	23,595	37,843	3,109	8,708

DISCONTINUED OPERATION
Loss (gain) for the period from discontinued operation	(3,619)	529	64	7,553	8,051	(975)	17
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	7,923	9,945	32,388	31,148	45,894	2,134	8,725

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data (Continued) - 2

						Convenience translation into US$ (in thousands)
						Three months	Nine months
	Three months ended September 30		Nine months ended September 30		Year ended December 31,	ended September 30	ended September 30
	2011	2010	2011	2010	2010	2011	2011
	(Unaudited)				(Audited)	(Unaudited)
LOSS (GAIN) ATTRIBUTABLE TO:
Owners of the parent:
From continued operations	11,209	8,730	31,285	22,472	35,775	3,019	8,428
From discontinued operations	(3,619)	283	(2,401)	6,528	6,951	(975)	(647)
	7,590	9,013	28,884	29,000	42,726	2,044	7,781
Non-controlling interest:
From continued operations	333	686	1,039	1,123	2,068	90	280
From discontinued operations	-	246	2,465	1,025	1,100	-	664
	333	932	3,504	2,148	3,168	90	944
	7,923	9,945	32,388	31,148	45,894	2,134	8,725

LOSS (GAIN) PER SHARE FROM CONTINUED AND DISCONTINUED OPERATIONS ATTRIBUTABLE TO
THE EQUITY HOLDERS OF THE COMPANY:
Basic and diluted
From continued operations	1.43	1.24	4.01	3.61	5.44	0.38	1.08
From discontinued operations	(0.46)	0.04	(0.31)	1.05	1.05	(0.12)	(0.08)
	0.97	1.28	3.70	4.66	6.49	0.26	1.00